PEACHTREE PC ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2019

PEACHTREE PC ADVISORS, LLC

Table of Contents
DECEMBER 31, 2019

Annual Audited Report Form X-17a-5 Part III Facing Page...1-2

Report of Independent Auditors...3-4

Statement of Financial Condition...5

Statement of Operations..6

Statement of Changes in Member's Equity..7

Statement of Cash Flows..8

Notes to Financial Statements...9-13

Supplementary Information

    Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission........14

    Schedule II: Exemption from SEC Rule 15c3-3...15

Report of Independent Registered Public Accounting Firm on Exemption Report...16

Exemption Report...17

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/02/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peachtree PC Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 625
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Woomer **404-953-4953**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street NE, Suite 1500	**Atlanta**	**GA**	**30309**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert Woomer__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Peachtree PC Advisors, LLC__ , as

of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

__President__
_____
Title

2/26/2020   Notary Public

Nicholas Huddleston
NOTARY PUBLIC
Fulton County, GEORGIA
My Comm. Expires
01/08/2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

 Frazier
&Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404 253 7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Peachtree PC Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peachtree PC Advisors, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the period August 2, 2019 (Date of FINRA Approval) through December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and cash flows for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3

Supplemental Information

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Peachtree PC Advisors, LLC's financial statements. The supplemental information is the responsibility of Peachtree PC Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier & Deeter, LLC

We have served as the Company's auditor since 2019.
Atlanta, Georgia
March 2, 2020

PEACHTREE PC ADVISORS, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	743,175
Commissions receivable		2,416,537
Other assets		13,259
Total assets	$	3,172,971

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,067,922
Due to related parties		119,199
Total Liabilities		2,187,121
Member's equity		985,850
Total Liabilities and Member's Equity	$	3,172,971

See accompanying notes to financial statements.

PEACHTREE PC ADVISORS, LLC

Statement of Operations
For the Period August 2, 2019 (Date of FINRA Approval) through December 31, 2019

Revenues	$	5,586,999
Expenses:		
Commissions		4,289,820
General and administrative		71,905
Regulatory expenses		39,330
Legal and professional fees		74,849
Salaries and related benefits		380,080
Marketing expenses		10,846
Total expenses		4,866,830
Net income	$	720,169

PEACHTREE PC ADVISORS, LLC

Statement of Changes in Member's Equity
For the Period August 2, 2019 (Date of FINRA Approval) through December 31, 2019

Balance at August 2, 2019 (Date of FINRA Approval)	$	161,465
Member contributions		104,216
Net income		720,169
Balance at December 31, 2019	$	985,850

See accompanying notes to financial statements.

7

PEACHTREE PC ADVISORS, LLC

Statement of Cash Flows
For the Period August 2, 2019 (Date of FINRA Approval) through December 31, 2019

Cash flows from operating activities:		
Net income	$	720,169
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(2,416,537)
Other assets		(12,770)
Accounts payable and accrued expenses		2,067,922
Due to related parties		119,199
Net cash provided by operating activities		477,983
Cash flows from financing activities:		
Member contributions		104,216
Net cash provided by financing actvities		104,216
Net increase in cash		582,199
Cash - beginning of period		160,976
Cash - end of period	$	743,175

See accompanying notes to financial statements.

8

PEACHTREE PC ADVISORS, LLC

Notes to Financial Statements
December 31, 2019

Note 1 - Organization

Peachtree PC Advisors, LLC (the "Company") was formed on March 1, 2019, as a Georgia limited liability company for the purpose of providing financial services primarily to entities related to its sole member; inception of activity in the Company began March 13, 2019. The Company was approved as a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and became a member of the Financial Industry Regulatory Authority ("FINRA") on August 2, 2019 (Date of FINRA approval). The Company is a wholly-owned subsidiary of Peachtree PC Advisors Holding, LLC (the "Parent") and is the exclusive managing broker-dealer for the investment offerings of Peachtree Hotel Value & Income Fund III, LP, Peachtree Hotel Opportunity Zone Tax Advantage Fund, LP, Peachtree SSC Mortgage REIT, LLC, PHG Indianapolis Investors, LLC, PHG Delray Beach Investors, LLC, and Stonehill Strategic Hotel Credit Opportunity Fund III, LP. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts.

To date, the Company has received its funding from its sole member and its continued existence, in the absence of adequate cash flow from operations or other sources, will be depending on receiving continued support from its member.

The Company is the dealer manager for all share classes of Peachtree Hotel Value & Income Fund III, LP ("PHVIF III"). For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHVIF III pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. During the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, the Company elected to waive the placement fees earned on the I share investments.

The Company is also the dealer manager for all share classes of Peachtree Hotel Opportunity Zone Tax Advantage Fund, LP ("PHOTA"). For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHOTA pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

PEACHTREE PC ADVISORS, LLC

Notes to Financial Statements
December 31, 2019

Note 1 – Organization - continued

The Company is also the dealer manager for all share classes of Peachtree SSC Mortgage REIT, LLC ("PSR). For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PSR pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, The Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. During the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, the Company elected to waive the placement fees earned on the I share investments.

The Company is also the dealer manager for all share classes of PHG Indianapolis Investors, LLC ("Indianapolis"). There are no individual share classes for the investment offering. Indianapolis agreed to pay the Company 0.25% of gross offering proceeds up to a maximum of $25,000. There were no broker dealers involved in the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for PHG Delray Beach BD Investors, LLC ("Delray"). The offering had only A shares available for investment. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers or grossing up investors if commission is less than 7%. In addition, the offering pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. The Company, at its discretion, has the ability to reduce or waive these placement fees and commissions offered.

The Company is also the dealer manager for Stonehill Strategic Hotel Credit Opportunity Fund III, LP ("SSHCOF III"). There are no specific share classes for the offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

Note 2 - Significant Accounting Policies

Basis of Presentation
The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

10

PEACHTREE PC ADVISORS, LLC

Notes to Financial Statements
December 31, 2019

Note 2 - Significant Accounting Policies - continued

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits.

Revenue Recognition
The Company earns commission revenues from the sale of limited partnership or limited liability interest in funds owned by the Affiliate. Revenues are recognized on a trade date basis and payment is typically received following either a weekly or daily closing of the offering.

The Company's commission income resulting from the sale of limited partnership and limited liability interests is recorded upon satisfaction of its performance obligations, which occurs on the trade date. Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of limited partnership or limited liability interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

Receivables
Commissions are recorded on a trade date basis as securities transactions occur. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. Management believes that neither of these conditions existed with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

Income Taxes
The Company is included in the federal and state income tax returns filed by the Parent. The Parent was formed as a limited liability company and is treated as a partnership for federal income tax purposes and is generally not subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements since the income or loss is to be included in the tax returns of the individual partners. The Partner's tax return is subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the members would be adjusted accordingly.

PEACHTREE PC ADVISORS, LLC

Notes to Financial Statements
December 31, 2019

Note 3 - Related Party Transactions

The Company is a party to a Shared Service Agreement with a related party, Peachtree Hotel Group II, LLC (PHG II) and its affiliates, to reimburse those entities for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019:

Payroll and benefits	$	380,080
Rent and utilities		22,063
Office expenses		2,655
Telephone and IT expenses		38,693
Other		2,882
	$	446,373

The Company received all of its revenue, including commissions receivable, for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, from PHVIF III, PHOTA, PSR, SSHCOF III, Delray, and Indianapolis.

Note 4 - Consulting Agreements

During June 2019, the Company entered into a consulting services agreement with Curtis Consultants, LLC ("Curtis") to provide regulatory compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $5,000 per month, plus reimbursable expenses and costs. Consulting fees paid to Curtis were approximately $22,920 for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019.

During June 2019, the Company entered into a consulting services agreement with Finop Consulting, LLC ("Finop") to provide monthly regulatory reporting services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $1,200 per month. Consulting fees paid to Finop were approximately $6,000 for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019.

Note 5 – Net Capital Requirements
In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 12.5 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2019, the Company's net capital, as defined, of $519,224 exceeded the required minimum of $273,390 by $245,834 and its ratio of aggregate indebtedness to net capital was 4.2123 to 1.0.

PEACHTREE PC ADVISORS, LLC

Notes to Financial Statements
December 31, 2019

Note 6 – Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

Note 7 – Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through March 2, 2020, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2019, have been incorporated into these financial statements.

SUPPLEMENTARY INFORMATION

PEACHTREE PC ADVISORS, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net capital requirement, the greater of:			$	273,390
12.5% of Aggregate Indebtedness	$	273,390		
Minimum Dollar Requirement		5,000		
Net Capital				519,224
Excess Net Capital:			$	245,834
Aggregate indebtedness			$	2,187,121
Excess net capital @ 100%				
(Net capital, less 10% aggregate indebtedness)			$	300,512
Ratio of aggregate indebtedness to net capital				421.23%
Ratio of subordinated indebtedness to debt/equity total				N/A
Total assets			$	3,172,971
Less - total liabilities				2,187,121
Net worth				985,850
Deductions from and/or charges to net worth:				
Total non-allowable assets		466,626		
Other deductions or charges		-		
				466,626
Total deductions from net worth				466,626
Net capital before haircuts on securities positions:				519,224
Haircuts on securities		-		
Certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Undue concentration		-		-
Net Capital			$	519,224

Reconciliation with the Company's Computation (included in
Part II of Form X-17-A-5) as of December 31, 2019:

Net capital, as reported in the Company's Part II (unaudited):		
Focus Report	$	519,224
Audit Adjustments:		
Net capital, per above	$	519,224

See independent auditor's report.

PEACHTREE PC ADVISORS, LLC

Schedule II: Exemption From SEC Rule 15c3-3
December 31, 2019

For the period August 2, 2019 (Date of FINRA approval) through December 31, 2019, the Company did not claim an exemption to SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014.

In order to avail itself of this option, the Company represents that it does not hold, and has not held during the reporting period, customer funds or securities. Accordingly, the Company has no obligations under SEC Rule 15c3-3.

See independent auditor's report.



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Peachtree PC Advisors, LLC

We have reviewed management's statements, included in the accompanying Peachtree PC Advisors, LLC's Exemption Report, in which (1) Peachtree PC Advisors, LLC claimed it had no obligations under 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) Peachtree PC Advisors, LLC stated that Peachtree PC Advisors, LLC had no obligations under 17 C.F.R. § 240.15c3-3 the most recent fiscal year without exception. Peachtree PC Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peachtree PC Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazier + Deeter, LLC

Atlanta, Georgia
March 2, 2020

16

Peachtree PC Advisors, LLC
Exemption Report
December 31, 2019

Peachtree PC Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Peachtree PC Advisors, LLC

I, Robert Woomer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

March 2, 2020